Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
Suite 1230, 777 Hornby Street
Vancouver, British Columbia
V6Z 1S4

Item 2.	Date of Material Change

January 18, 2012

Item 3.	News Release

The Company’s news release dated January 18, 2012, was disseminated by Marketwire, Incorporated on January 18, 2012.

Item 4.	Summary of Material Change

The Company provided highlights of its results for its second quarter of fiscal 2012.

Item 5.	Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Richard Fifer, Executive Chairman of the Company, can be contacted at (604) 694-0021.

Item 9.	Date of Report

Dated January 18, 2012

PETAQUILLA MINERALS LTD.

Per: /s/ Richard Fifer
Richard Fifer
Executive Chairman

SCHEDULE “A”

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Richard Fifer

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Highlights Results of 2nd Quarter Fiscal 2012

Vancouver, BC – January 18, 2012: Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) announces for its second quarter of fiscal 2012 a net income of US$8.9 million, representing an improvement of US$32.2 million compared to the same period of fiscal 2011. This improvement was mainly due to an increase of 19% in gold poured combined with higher gold prices and a reduction of 14% in cash cost per ounce sold.

Gold poured during the second quarter of fiscal 2012 continued an upward trend totaling 18,100 ounces, an increase of 1% compared to the previous quarter and 19% higher than production obtained during the same period of fiscal 2011. Actual gold mined equaled 37,056 ounces contributing to reach 63,878 stockpiled gold ounces as part of the Company's plans to increase future production at its Molejon gold mine.

Gold sold and revenues generated of US$25.3 million during the second quarter of fiscal 2012 reflected increases of 21% and 46%, respectively, compared to the second quarter of fiscal 2011. Cash cost per ounce of gold sold equaled US$557, within the Company’s guideline range of US$550 – US$600. Operating profit for the second quarter of fiscal 2012 at US$10.6 million improved by 8% and 125% compared to the first quarter of fiscal 2012 and the same period of fiscal 2011, respectively.

Cash flow from operations was positive at US$14.1 million for the six months ended November 30, 2011, and was invested towards production capacity with the objective of increasing gold production to the range of 100,000 ounces for fiscal 2012.

During the second quarter of fiscal 2012, the Company initiated its on/off leach operation with the leaching of a pad containing approximately 40,000 tonnes of ore and the construction of a second leach pad with a capacity of 300,000 tonnes of ore. The Company estimates that the combined ore on the two leach pads will contain approximately 17,000 gold ounces with a planned recovery rate of 70%. Production from the on/off leach operation is expected to progressively increase to 2,000 ounces per month during the second half of fiscal 2012.

During the second quarter of fiscal 2012, as part of the Company’s planned expansion of its Molejon gold mine production system by increasing grinding and processing capacity and adding the aforementioned on/off leach operation, the installations of a third drum scrubber and an additional horizontal Carbon-in-Column circuit (“CIC circuit”) were completed. The scrubber will significantly improve the processing of clays while the CIC circuit will increase gold absorption capacity by 80% and improve gold recovery rates from both the milling system and on/off leach operation. Additionally, during the second quarter of fiscal

2012, the Company initiated the procurement of a fourth ball mill plus the corresponding additional two leach tanks and two Carbon-in-Pulp tanks which, in the second half of fiscal 2012, are anticipated to add 1,000 tpd processing capacity, representing approximately 2,000 additional ounces of gold recovery monthly.

About Petaquilla Minerals Ltd. Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of its 100% owned 842 square kilometre concession lands in Panama - a region known historically for gold content. In addition, the Company has acquired 100% of the Lomero-Poyatos project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

Disclaimer. This press release includes forward-looking statements. All statements, other than statements of historical fact, contained in this news release, including, but not limited to, statements regarding future financial results, market assumptions, the estimation of mineral resources and the realization of mineral resource estimates, constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond Petaquilla's control that would cause the actual results, performance or achievements of Petaquilla to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions, Petaquilla's present and future business strategies and the environment in which Petaquilla will operate in the future. Any forward-looking statements speak only as at the date of this document. Petaquilla expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in Petaquilla's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based, except to the extent required by applicable law. As a result of these factors, the events described in the forward-looking statements in this press release may not occur either partially or at all.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
Executive Chairman

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.